UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 7)

TEXAS PACIFIC LAND CORPORATION

(Name of Issuer)

Common Stock

(Title of Class of Securities)

88262P102

(CUSIP Number)

Jay Kesslen

c/o Horizon Kinetics LLC

470 Park Avenue South

New York, NY 10016

646-867-1176

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

February 26, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d -1(e), 240.13d -1(f) or 240.13d -1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Name of Reporting Persons Horizon Kinetics Asset Management LLC
2	Check the Appropriate Box if a Member of a Group (A): ☐ (B): ☐
3	SEC Use Only
4	Source of Funds WC
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(D) or 2(E) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power 1,271,975
	8	Shared Voting Power
	9	Sole Dispositive Power 1,271,975
	10	Shared Dispositive Power
11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,271,975
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 16.57%
14	Type of Reporting Person IA

1	Name of Reporting Persons Horizon Kinetics LLC [1]
2	Check the Appropriate Box if a Member of a Group (A): ☐ (B): ☐
3	SEC Use Only
4	Source of Funds AF
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(D) or 2(E) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power 1,271,975
	8	Shared Voting Power
	9	Sole Dispositive Power 1,271,975
	10	Shared Dispositive Power
11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,271,975
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 16.57%
14	Type of Reporting Person IA

1 Horizon Kinetics LLC ("Horizon") may be deemed to beneficially own the 1,271,975 Shares beneficially owned by Horizon Kinetics Asset Management LLC. Horizon has not entered into any separate transactions in the Shares following the filing of Amendment No. 6 other than those listed below under Schedule A by Horizon Kinetics Asset Management.

1	Name of Reporting Persons Murray Stahl
2	Check the Appropriate Box if a Member of a Group (A): ☐ (B): ☐
3	SEC Use Only
4	Source of Funds WC
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(D) or 2(E) ☐
6	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power 2,474
	8	Shared Voting Power 1,271,975
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,271,975
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 16.57%
14	Type of Reporting Person IN

The following constitutes Amendment No. 7 to the Schedule 13D filed by the undersigned ("Amendment No. 7"). This Amendment No. 7 amends, supplements and to the extent inconsistent with, supersedes the initial Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on January 12, 2021, as amended by Amendment No. 1 filed with the SEC on February 2, 2022, Amendment No. 2 filed with the SEC on January 27, 2023, Amendment No. 3 filed with the SEC on August 1, 2023, Amendment No. 4 filed with the SEC on December 6, 2023, Amendment No 5 filed with the SEC on February 5, 2024, and Amendment No 6 filed with the SEC on February 7, 2024 ("Amendment No. 6" and, collectively with the initial Schedule 13D filed on January 12, 2021 and each subsequent amendment thereto, the "Schedule 13D").

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 is hereby amended and restated to include the following:

Horizon Kinetics Asset Management used client assets to purchase Shares on behalf of its clients, and its own working capital to purchase Shares for its proprietary accounts, which has included funds deposited by its personnel.

Mr. Stahl has a direct ownership interest in 2,474 Shares, all of which were purchased with personal funds.

Mr. Stahl has an indirect ownership interest in 56,024 Shares. The Shares were purchased with funds from the accounts that purchased such Shares, which includes funds deposited by other investors including Mr. Stahl.

In connection with Mr. Stahl's service on the TPL Board of Directors (the "Board"), Mr. Stahl was awarded 219 Shares.

ITEM 4. PURPOSE OF TRANSACTION

Item 4 is hereby amended and restated in its entirety to read as follows:

On November 22, 2022, TPL filed a lawsuit in the Delaware Court of Chancery against Horizon, Horizon Kinetics Asset Management, SoftVest Advisors, LLC, a Delaware limited liability company ("SoftVest Advisors"), and SoftVest, L.P. ("SoftVest LP"), a Delaware limited partnership (collectively, the "Defendants"). Trial in this action was held on April 17, 2023, and post-trial oral arguments took place on June 30, 2023.  On December 1, 2023, the Court ruled that the shares held by the Investor Group (as defined in that certain Stockholders' Agreement, dated June 11, 2020, by and among Horizon Kinetics, SoftVest Advisors, SoftVest LP and the other parties thereto (as amended from time to time, the "Stockholders' Agreement")) are deemed voted in favor of Proposal Four, TPL's proposal to increase the number of authorized shares of common stock (the "Share Authorization Proposal") at TPL's 2022 Annual Meeting, under the terms of the Stockholders' Agreement. The Court has deemed the Share Authorization Proposal approved by stockholders.  The Defendants appealed the ruling. On February 26, 2024, the Delaware Supreme Court affirmed the judgment of the Court of Chancery.

On July 28, 2023, Horizon Kinetics entered into the Agreement (as defined below). The description of the Agreement under Item 6 below is incorporated herein by reference.

The Horizon Reporting Persons, in the ordinary course of business, regularly review their equity interest in TPL and may, from time to time, acquire additional Shares. While the Horizon Reporting Persons have no present intention to dispose of all or any portion of the Shares beneficially owned by them, they may sell Shares from time to time for a number of reasons, not limited to client requests, regulatory or investment limitations or other reasons. Any such sales of securities of TPL may be in the open market, privately negotiated transactions or otherwise.

Depending on their assessment of the foregoing factors, the Horizon Reporting Persons may, from time to time, modify their present intention as stated in this Item 4.

No Horizon Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D, except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Horizon Reporting Persons intend to review their investment in TPL on a continuing basis. Depending on various factors including, without limitation, TPL's financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Horizon Reporting Persons may in the future take such actions with respect to their investment in TPL as they deem appropriate including, without limitation, engaging in communications with management and the Board, engaging in discussions with TPL stockholders and others about TPL and the Horizon Reporting Persons' investment, making proposals to TPL concerning changes to the capitalization, ownership structure, Board structure (including Board composition) or operations of TPL, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares or changing their intention with respect to any and all matters referred to in Item 4.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

Item 5 is hereby amended and restated in its entirety to read as follows:

Percentages of the Shares outstanding reported are calculated based upon the 7,674,867 Shares outstanding as of October 30, 2023, as reported in TPL's current Form 10-Q for the period ended September 30, 2023, filed by TPL with the SEC on November 1, 2023.

Horizon Kinetics Asset Management

(a) As of the close of business on February 26, 2024, Horizon Kinetics Asset Management beneficially owned 1,271,975 Shares.

 Percentage: Approximately 16.57%

(b)  1.  Sole power to vote or direct vote: 1,271,975

2. Shared power to vote or direct vote:

3. Sole power to dispose or direct the disposition: 1,271,975

4. Shared power to dispose or direct the disposition:

(c) Horizon Kinetics Asset Management's transactions in the Shares following the filing of Amendment No. 7 are set forth in Schedule A and are incorporated herein by reference.

This Schedule 13D does not include approximately 26,504 Shares held personally by senior portfolio managers of Horizon Kinetics.

The right to dividends from, or proceeds from the sale of such Shares resides with the beneficial owners of such accounts, and Horizon Kinetics Asset Management with respect to its proprietary accounts.

Horizon

(a) As of the close of business on February 26, 2024, Horizon beneficially owned 1,271,975 Shares. Horizon may be deemed to beneficially own the 1,271,975 Shares beneficially owned directly by Horizon Kinetics Asset Management.

 Percentage: Approximately 16.57%

(b)  1.  Sole power to vote or direct vote: 1,271,975

2. Shared power to vote or direct vote:

3. Sole power to dispose or direct the disposition: 1,271,975

4. Shared power to dispose or direct the disposition:

(c) Horizon's transactions in the Shares following the filing of Amendment No. 7 are set forth in Schedule A and are incorporated herein by reference.

The right to dividends from, or proceeds from the sale of such Shares resides with the beneficial owners of such accounts, and Horizon with respect to its proprietary accounts.

Mr. Stahl

(a) As of the close of business on February 26, 2024, Mr. Stahl directly owned 2,474 Shares and beneficially owned approximately 56,024 Shares. As the Chief Executive Officer, Chairman of the Board and Chief Investment Officer of Horizon Kinetics, Mr. Stahl may be deemed to beneficially own the 1,271,975 Shares beneficially owned directly by Horizon Kinetics Asset Management.

 Percentage: Approximately 16.57%

(b)  1.  Sole power to vote or direct vote: 2,474

2. Shared power to vote or direct vote: 1,271,975

3. Sole power to dispose or direct the disposition: 0

4. Shared power to dispose or direct the disposition: 0

(c) Mr. Stahl's transactions in the Shares following the filing of Amendment No. 7 are set forth in Schedule A and are incorporated herein by reference.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 28, 2024	/s/ Jay Kesslen
Jay Kesslen General Counsel Horizon Kinetics LLC Horizon Kinetics Asset Management LLC

/s/ Murray Stahl
Murray Stahl

SCHEDULE A

Transactions in Shares During the Past
Sixty (60) Days

Name of Reporting Person	Date of Transaction	Buy/Sale	Aggregate Amount of Securities	Share Price
Horizon Kinetics Asset Management LLC (1)	12/28/2023	BUY	29	1,599.94
Horizon Kinetics Asset Management LLC (1)	12/28/2023	SALE	256	1,598.12
Horizon Kinetics Asset Management LLC (1)	12/29/2023	BUY	25	1,572.45
Horizon Kinetics Asset Management LLC (1)	12/29/2023	SALE	256	1,572.45
Horizon Kinetics Asset Management LLC (1)	1/2/2024	BUY	61	1,606.16
Horizon Kinetics Asset Management LLC (1)	1/2/2024	SALE	549	1,604.69
Horizon Kinetics Asset Management LLC (1)	1/3/2024	BUY	27	1,595.94
Horizon Kinetics Asset Management LLC (1)	1/3/2024	SALE	544	1,595.58
Horizon Kinetics Asset Management LLC (1)	1/4/2024	BUY	28	1,552.93
Horizon Kinetics Asset Management LLC (1)	1/4/2024	SALE	604	1,550.50
Horizon Kinetics Asset Management LLC (1)	1/5/2024	BUY	30	1,556.66
Horizon Kinetics Asset Management LLC (1)	1/5/2024	SALE	544	1,555.25

Horizon Kinetics Asset Management LLC (1)	1/8/2024	BUY	49	1,541.02
Horizon Kinetics Asset Management LLC (1)	1/8/2024	SALE	1,344	1,533.09
Horizon Kinetics Asset Management LLC (1)	1/9/2024	BUY	28	1,532.39
Horizon Kinetics Asset Management LLC (1)	1/9/2024	SALE	1,364	1,531.06
Horizon Kinetics Asset Management LLC (1)	1/10/2024	BUY	31	1,512.74
Horizon Kinetics Asset Management LLC (1)	1/10/2024	SALE	1,344	1,505.36
Horizon Kinetics Asset Management LLC (1)	1/11/2024	BUY	31	1,511.52
Horizon Kinetics Asset Management LLC (1)	1/11/2024	SALE	1,344	1,508.51
Horizon Kinetics Asset Management LLC (1)	1/12/2024	BUY	25	1,531.22
Horizon Kinetics Asset Management LLC (1)	1/12/2024	SALE	1,208	1,524.28
Horizon Kinetics Asset Management LLC (1)	1/16/2024	BUY	55	1,475.61
Horizon Kinetics Asset Management LLC (1)	1/16/2024	SALE	436	1,475.14
Horizon Kinetics Asset Management LLC (1)	1/17/2024	BUY	29	1,474.72
Horizon Kinetics Asset Management LLC (1)	1/17/2024	SALE	436	1,471.40
Horizon Kinetics Asset Management LLC (1)	1/18/2024	BUY	26	1,484.00

Horizon Kinetics Asset Management LLC (1)	1/18/2024	SALE	1,822	1,465.46
Horizon Kinetics Asset Management LLC (1)	1/19/2024	BUY	25	1,487.66
Horizon Kinetics Asset Management LLC (1)	1/19/2024	SALE	438	1,487.63
Horizon Kinetics Asset Management LLC (1)	1/22/2024	BUY	52	1,489.19
Horizon Kinetics Asset Management LLC (1)	1/22/2024	SALE	672	1,487.76
Horizon Kinetics Asset Management LLC (1)	1/23/2024	BUY	25	1,490.86
Horizon Kinetics Asset Management LLC (1)	1/23/2024	SALE	265	1,490.81
Horizon Kinetics Asset Management LLC (1)	1/24/2024	BUY	34	1,507.02
Horizon Kinetics Asset Management LLC (1)	1/24/2024	SALE	258	1,505.51
Horizon Kinetics Asset Management LLC (1)	1/25/2024	BUY	26	1,494.32
Horizon Kinetics Asset Management LLC (1)	1/25/2024	SALE	366	1,494.34
Horizon Kinetics Asset Management LLC (1)	1/26/2024	BUY	27	1,489.33
Horizon Kinetics Asset Management LLC (1)	1/26/2024	SALE	150	1,488.89
Horizon Kinetics Asset Management LLC (1)	1/29/2024	BUY	53	1,520.85
Horizon Kinetics Asset Management LLC (1)	1/29/2024	SALE	266	1,519.91

Horizon Kinetics Asset Management LLC (1)	1/30/2024	BUY	28	1,504.88
Horizon Kinetics Asset Management LLC (1)	1/30/2024	SALE	257	1,503.93
Horizon Kinetics Asset Management LLC (1)	1/31/2024	BUY	27	1,463.38
Horizon Kinetics Asset Management LLC (1)	1/31/2024	SALE	1,493	1,467.63
Horizon Kinetics Asset Management LLC (1)	2/1/2024	BUY	25	1,449.62
Horizon Kinetics Asset Management LLC (1)	2/1/2024	SALE	364	1,449.62
Horizon Kinetics Asset Management LLC (1)	2/2/2024	BUY	32	1,438.14
Horizon Kinetics Asset Management LLC (1)	2/2/2024	SALE	1,214	1,429.70
Horizon Kinetics Asset Management LLC (1)	2/5/2024	BUY	25	1,428.98
Horizon Kinetics Asset Management LLC (1)	2/5/2024	SALE	364	1,428.98
Horizon Kinetics Asset Management LLC (1)	2/6/2024	BUY	27	1,444.62
Horizon Kinetics Asset Management LLC (1)	2/6/2024	SALE	364	1,444.43
Horizon Kinetics Asset Management LLC (1)	2/7/2024	BUY	76	1,489.06
Horizon Kinetics Asset Management LLC (1)	2/7/2024	SALE	1,075	1,485.00
Horizon Kinetics Asset Management LLC (1)	2/8/2024	BUY	25	1,481.82

Horizon Kinetics Asset Management LLC (1)	2/8/2024	SALE	364	1,481.82
Horizon Kinetics Asset Management LLC (1)	2/9/2024	BUY	26	1,466.74
Horizon Kinetics Asset Management LLC (1)	2/9/2024	SALE	364	1,466.11
Horizon Kinetics Asset Management LLC (1)	2/12/2024	BUY	56	1,469.88
Horizon Kinetics Asset Management LLC (1)	2/12/2024	SALE	1,295	1,469.47
Horizon Kinetics Asset Management LLC (1)	2/13/2024	BUY	25	1,424.54
Horizon Kinetics Asset Management LLC (1)	2/13/2024	SALE	1,294	1,430.58
Horizon Kinetics Asset Management LLC (1)	2/14/2024	BUY	25	1,436.68
Horizon Kinetics Asset Management LLC (1)	2/14/2024	SALE	367	1,436.75
Horizon Kinetics Asset Management LLC (1)	2/15/2024	BUY	39	1,487.51
Horizon Kinetics Asset Management LLC (1)	2/15/2024	SALE	364	1,487.56
Horizon Kinetics Asset Management LLC (1)	2/16/2024	BUY	26	1,511.82
Horizon Kinetics Asset Management LLC (1)	2/16/2024	SALE	364	1,511.81
Horizon Kinetics Asset Management LLC (1)	2/20/2024	BUY	55	1,490.80
Horizon Kinetics Asset Management LLC (1)	2/20/2024	SALE	150	1,490.96

Horizon Kinetics Asset Management LLC (1)	2/21/2024	BUY	35	1,522.38
Horizon Kinetics Asset Management LLC (1)	2/21/2024	SALE	220	1,526.01
Horizon Kinetics Asset Management LLC (1)	2/22/2024	BUY	30	1,563.11
Horizon Kinetics Asset Management LLC (1)	2/22/2024	SALE	148	1,563.42
Horizon Kinetics Asset Management LLC (1)	2/23/2024	BUY	25	1,561.36
Horizon Kinetics Asset Management LLC (1)	2/23/2024	SALE	148	1,561.36
Horizon Kinetics Asset Management LLC (1)	2/26/2024	BUY	35	1,560.44
Horizon Kinetics Asset Management LLC (1)	2/26/2024	SALE	148	1,560.23

(1) Horizon Kinetics LLC ("Horizon") may be deemed to beneficially own the 1,271,975 Shares beneficially owned directly by Horizon Kinetics Asset Management LLC.

[Horizon has not entered into any transactions in the Shares following the filing of Amendment No. 6.]